Exhibit (h)(1)
FIDELITY BOND
JOINT INSUREDS AGREEMENT
THIS AGREEMENT, made September 26, 1996 and amended as of February 15, 2007 and February 12, 2009, and further amended and restated as of February 22, 2010 between EquiTrust Series Fund, Inc., a Maryland corporation and EquiTrust Variable Insurance Series Fund, a Massachusetts business trust (collectively, the “Funds”).
The Funds, each of which is managed by EquiTrust Investment Management Services, Inc. (“EquiTrust”), have acquired a joint insured brokers blanket bond issued by one of the ACE Group of Companies effective February 15, 2010 (the “Bond”). The aggregate amount of the Bond (the “Bond Amount”) is equal to the sum of the basic coverage for each Fund, as indicated in Exhibit A attached hereto. The Funds desire to provide herein for an allocation of the premium for the Bond and a manner of allocating any proceeds received from the Bond.
The Funds hereto therefore agree that:
1.	Allocation of Premium. Each Fund shall pay a portion of the annual joint bond premium as agreed to in writing no less often than annually by the Funds and attached hereto as Exhibit A. These amounts have been determined on the basis of the relative costs to each Fund of a single insured bond in the amount of that Fund’s Basic Coverage as indicated in Exhibit A.

2.	Loss to One Fund. In the event of an insured loss to only one Fund, the entire proceeds for that loss shall be allocated to the Fund incurring such loss.

3.	Loss to More Than One Fund.
(a)	Loss Percentages. For purposes of allocating the proceeds of coverage of the Bond, each Fund shall have the loss percentage as indicated in Exhibit A, which percentages are based upon the percentage of the total Bond coverage represented by the amount of each Fund’s Basic Coverage.

(b)	Initial Allocation. Each Fund involved in an insured loss which involves another Fund shall receive a portion of the proceeds from the Bond equal to the lesser of (i) the amount of that Fund’s loss or (ii) an amount equal to the product of the Bond Amount multiplied by that Fund’s Loss Percentage, which initial allocation assures that each Fund shall receive the full amount of its loss up to the amount of its Basic Coverage.

(c)	Subsequent Allocation. Any Bond proceeds unallocated after the initial allocation shall be allocated to the Funds for which the loss was not covered by the initial allocation.

4.	Agent. EquiTrust is hereby appointed as the agent for the Funds for the purpose of making, adjusting, receiving and enforcing payment of all claims and otherwise dealing with the Bond. Any expenses incurred by EquiTrust in its capacity as agent in connection with a claim shall be shared by the Funds in proportion to the proceeds received by the Funds for the loss. All other expenses incurred by EquiTrust in its capacity as agent shall be shared by the Funds in the same proportion as their Loss Percentages.

5.	Modification and Termination. This Agreement may be modified or amended from time to time by mutual agreement of the Funds. It may be terminated with respect to any one Fund by not less than 75 days’ written notice to the other Fund. It shall terminate as of the date that any Fund ceases to be an insured under the Bond; provided that such termination shall not affect such Fund’s rights and obligations hereunder with respect to any claims on behalf of such Fund which are paid under the Bond after the date such Fund ceases to be an insured under the Bond.

6.	Further Assurances. Each Fund agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.
IN WITNESS WHEREOF, the Funds have caused this Agreement to be executed as of the day and year first above written.

Attest:	EQUITRUST SERIES FUND, INC.

/s/ Kristi Rojohn	By:	/s/ Craig A. Lang
Secretary		President

Attest:	EQUITRUST VARIABLE INSURANCE SERIES FUND

/s/ Kristi Rojohn	By:	/s/ Craig A. Lang
Secretary		President